                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                  -------------
                                 (CUSIP Number)


                               JOSEPH P. MULLANEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                               TEWKSBURY, MA 08176
                                  (781)890-8373
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  980903-20-7                 13D/A                   Page 2 of 9 Pages
--------------------------------------------------------------------------------

 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SOFTECH, INC.
       04-2453033

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                             129,501
 NUMBER OF
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY
    EACH                     0
 REPORTING
   PERSON             ----------------------------------------------------------
    WITH              9     SOLE DISPOSITIVE POWER

                             129,501
                      ----------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       SOFTECH, INC.                  229,501

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.5%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           CO


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CUSIP NO.  980903-20-7                  13D/A                  Page 3 of 9 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       GREENLEAF CAPITAL, INC.
       38-3309224

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

  NUMBER OF                   100,000
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                      0
  REPORTING
   PERSON              ---------------------------------------------------------
    WITH               9     SOLE DISPOSITIVE POWER

                              100,000
                       ---------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       GREENLEAF CAPITAL           229,501

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.5%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           CO

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CUSIP NO.  980903-20-7                  13D/A                  Page 4 of 9 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       William D. Johnston

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    AF

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

  NUMBER OF                   100,000
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                       0
 REPORTING
   PERSON              ---------------------------------------------------------
    WITH               9     SOLE DISPOSITIVE POWER

                              100,000
                       ---------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       WILLIAM D. JOHNSTON        229,501

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.5%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           IN

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                                                               Page 5 of 9 Pages

      This Amendment No. 4 to the undersigned's Schedule 13D, which was originally filed on April 5, 2002 and amended by Amendment No. 1 on April 9, 2002, by Amendment No. 2 on June 14, 2002 and by Amendment No. 3 on September 13, 2002 (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer"), is filed to amend and supplement Items 3 through 7 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Persons intend to use funds from working capital to fund the purchase of Common Stock described under Item 4.

ITEM 4. PURPOSE OF TRANSACTION

      SofTech and the Issuer have entered into an agreement in principal pursuant to which SofTech would acquire the Issuer for a purchase price of $2.00 per share in cash. All other terms of the transaction, including the structure, are to be set forth in a definitive agreement. SofTech intends to finance the acquisition with funds from its own working capital and with funds from Greenleaf Capital's working capital. Greenleaf Capital has committed to provide SofTech with the necessary funds to consummate the intended transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) On the basis of the understanding between them described in Item 4 of the Schedule 13D, the Reporting Persons are part of a group as defined in Section 13(d)(3) and therefore are each deemed to be the beneficial owners of 229,501 shares of Common Stock. Such shares constitute 12.5% of the issued and outstanding shares of Common Stock.

          (b) SofTech has sole voting and dispositive power with respect to 129,501 shares of Common Stock. Greenleaf Capital has sole voting and dispositive power with respect to 100,000 shares of Common Stock.

          (c) There have been no transactions in Common Stock since the filing of Amendment No. 3 of the Schedule 13D on September 13, 2002.

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                                                              Page 6 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     SofTech and Greenleaf Capital have agreed to vote their shares together regarding SofTech's intentions towards the Issuer but have not entered into any written agreement regarding such intentions. Neither has ceded voting control of the shares held of record by them to the other.

     Greenleaf Capital has committed to provide SofTech with the necessary funds to consummate the intended transaction.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     The following shall be filed as an exhibit:

     3. Press release of SofTech, Inc., dated October 29, 2002.

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                                                               Page 7 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:       October 29, 2002
                                              SOFTECH, INC.

                                              /s/ Joseph P. Mullaney
                                              ----------------------------------
                                                  Joseph P. Mullaney
                                                  President and COO


                                              GREENLEAF CAPITAL, INC.

                                              /s/ William D. Johnston
                                              ----------------------------------
                                                  William D. Johnston
                                                  President


                                              /s/ William D. Johnston
                                              ----------------------------------
                                                  William D. Johnston

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                                                               Page 8 of 9 Pages

                                 EXHIBIT INDEX

3.   Press release of SofTech, Inc. dated October 29, 2002.